

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax +86-21-5426-1600

October 12, 2010

Jane Jie Sun
Chief Financial Officer
Ctrip.com International, LTD.
99 Fu Quan Road
Shanghai, PRC, 200335

   Re: Ctrip.com International, LTD.
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed on February 3, 2010
     Forms 6-K Filed February 3, 2010 and May 12, 2010
     File No. 001-33853

Dear Ms. Sun:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief